UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 24, 2022

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In the Matter of

PostD Merchant Banque
333 S. Grand Ave.
Suite 3590 North Tower
Los Angeles, CA 90071

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11766

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       PostD Merchant Banque filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on October 24, 2022.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Acting Office Chief